Filed Pursuant to Rule 424(b)(3)

Registration No. 333-289992

PROSPECTUS SUPPLEMENT NO. 2

(To Prospectus dated September 30, 2025)

Up to 250,000,000 Shares of Common Stock Offered by the Selling Stockholders

This prospectus supplement supplements the prospectus dated September 30, 2025, relating to the offer and resale by the selling stockholders identified in this prospectus supplement of up to an aggregate of 250,000,000 shares of SAB Biotherapeutics, Inc. (the “Company”) common stock, par value $0.0001 per share (the “Common Stock”) which consists of (i) 100,000,000 shares of Common Stock issuable upon conversion of 1,000,000 shares (the “Shares”) of the Company’s Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), (ii) 100,000,000 shares of Common Stock, issuable upon conversion of 1,000,000 shares of Series B Preferred Stock (the “Enrollment Date Warrant Shares”) which are issuable upon exercise of Enrollment Date Series B Preferred Stock Purchase Warrants (the “Enrollment Date Warrants”), and (iii) 50,000,000 shares of Common Stock issuable upon conversion of 500,000 shares of Series B Preferred Stock (the “Release Date Warrant Shares”, and together with the Enrollment Date Warrant Shares, the “Warrant Shares”) which are issuable upon exercise of Release Date Series B Preferred Stock Purchase Warrants (the “Release Date Warrants”, and together with the Enrollment Date Warrants, the “Warrants”). The Shares, Enrollment Date Warrant Shares, and Release Date Warrant Shares are collectively referred to herein as the “Series B Shares.” The shares of Common Stock being registered under this prospectus, which consist of the shares of Common Stock issuable upon conversion of the Series B Shares, are collectively referred to as the “Resale Shares.”

This prospectus supplement is being filed solely to update the Selling Stockholders table following the transfer of securities from one selling stockholder to an affiliate of that selling stockholder.

You should read this prospectus supplement, together with the related prospectus and the additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” carefully before you invest in any of our securities.

Our Common Stock is traded on The Nasdaq Capital Market under the symbol “SABS”. On August 18, 2026, the closing price for our Common Stock, as reported on The Nasdaq Capital Market, was $3.79 per share. The Series B Preferred Stock is not listed on a national securities and exchange and we do not intend to list the Series B Preferred Stock for trading on a national securities exchange.

Investing in these securities involves certain risks. See “Risk Factors” on page 5 of the prospectus. See also “Risk Factors” in the documents incorporated by reference in the prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 21, 2026

SELLING STOCKHOLDERS

The 250,000,000 Resale Shares being offered by the Selling Stockholders include (i) 100,000,000 shares of Common Stock issuable upon conversion of the Shares, (ii) up to 100,000,000 shares of Common Stock, issuable upon conversion of Enrollment Date Warrant Shares, and (iii) up to 50,000,000 shares of Common Stock issuable upon conversion of Release Date Warrant Shares.

We are registering the Resale Shares in order to permit the Selling Stockholders to offer the Resale Shares for resale from time to time. For additional information regarding the Resale Shares being offered by the Selling Stockholders pursuant to this prospectus supplement and the prospectus, see “Recent Milestones – July 2025 Private Placement” in the prospectus. The following table sets forth, as of the date of this prospectus supplement, the names of the Selling Stockholders and the aggregate number of shares of Common Stock that the Selling Stockholders may offer pursuant to this prospectus supplement and the prospectus.

In accordance with the terms of the Registration Rights Agreement, as applicable, this prospectus supplement and prospectus cover the resale of all Resale Shares. The fourth column of the table below assumes the sale of all of the Resale Shares offered by the Selling Stockholders pursuant to this prospectus supplement and prospectus.

Pursuant to the Certificate of Designations, a Selling Stockholder shall not have the right to convert any portion of the Series B Preferred Stock, and such Series B Preferred Stock shall not be automatically converted, to the extent that after giving effect to such conversion, such Selling Stockholder, together with its affiliates, any other persons acting as a group together, and any other persons whose beneficial ownership of Common Stock would be aggregated with the Selling Stockholder’s and the other attribution parties for purposes of Section 13(d) of the Exchange Act would beneficially own in excess of 4.99% or 9.99% (at the discretion of the Selling Stockholder) of the shares of Common Stock outstanding immediately after giving effect to such conversion. The number of shares of Common Stock in the columns below do not reflect this limitation. The Selling Stockholder may sell all, some or none of their shares of Common Stock in this offering. See “Plan of Distribution.”

The information in the following table has been provided to us by or on behalf of the Selling Stockholders and the Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of their securities after the date on which they provided us with information regarding their securities. The Selling Stockholders may sell all, some or none of their Resale Shares in this offering. See “Plan of Distribution.”

	Before the Offering		After the Offering
Name of Selling Stockholder	Total Shares of Common Stock (including Common Stock issuable upon conversion of Series A Shares and Preferred Warrant Shares***)	Number of Shares of Common Stock Being Offered (including Common Stock issuable upon conversion of the Shares and Warrant Shares, assuming the exercise of all Warrants)	Total Shares of Common Stock (including Common Stock issuable upon conversion of Series A Shares and Preferred Warrant Shares)	Percentage of Shares of Common Stock Beneficially Owned After Offering*
SESSA CAPITAL (MASTER) L.P. (1)	13,235,440	57,125,000	13,235,440	4.8%
RA Capital Healthcare Fund, L.P. (2)	—	42,850,000	—	*	%
Aventis Inc (3)	—	28,550,000	—	*	%
Entities Affiliated with Vivo Capital, LLC(4)	—	28,550,000	—	*	%
Commodore Capital Master LP (5)	—	28,550,000	—	*	%
CDK ASSOCIATES, LLC (6)	—	9,524,000	—	*	%
THIRD STREET HOLDINGS, LLC (7)	—	595,000	—	*	%
Entities associated with Blackstone Alternative Asset Management Associates LLC (8)	—	11,331,000	—	*	%
SPRUCE STREET CAPITAL LP (9)	—	10,750,000	—	*
T1D Fund: A Breakthrough T1D Venture LLC (10)	761,904	7,125,000	761,904	*	%
Entities affiliated with Forge Biotech Fund L.P. (11)	—	7,125,000	—	*	%
WOODLINE MASTER FUND LP (12)	—	7,125,000	—	*	%
Atlas Private Holdings (Cayman) Ltd. (13)	—	5,775,000	—	*	%
ATW MASTER FUND V LP (14)	1,075,210	5,025,000	1,075,210	*	%

*	Percentage not listed if less than 1%.
**	Assumes sale of all Resale Shares covered by this prospectus supplement and the prospectus and no further acquisitions of shares of Common Stock by the Selling Stockholders.
***

As used in this section, “Series A Shares” collectively means shares of the Company’s Series A-2 Preferred Stock, par value $0.0001 per share (“Series A-2 Preferred Stock”) and shares of the Company’s Series A-3 Preferred Stock, par value $0.0001 per share (“Series A-3 Preferred Stock”), “Preferred Stock Warrants” means warrants to purchase shares of Series A-3 Preferred Stock, and “Preferred Warrant Shares” means the shares of Series A-3 Preferred Stock underlying Preferred Stock Warrants.

(1)

Consists of 57,125,000 shares of Common Stock anticipated to be held by Sessa Capital (Master), L.P. (“Sessa Capital”) issuable upon conversion of 571,250 shares of Series B Preferred Stock following receipt of shareholder approval. The Total Shares of Common Stock beneficially owned Before the Offering also includes 13,235,440 shares of Common Stock, which consists of 458,457 shares of Common Stock currently outstanding, 4,504,761 shares of Common Stock issuable upon conversion of 28,380 shares of outstanding Series A-2 Preferred Stock, and 8,272,222 shares of Common Stock issuable upon conversion of 52,115 Series A Shares underlying outstanding Preferred Stock Warrants. These securities are beneficially owned by (i) Sessa Capital (Master) L.P. directly, (ii) Sessa Capital GP, LLC, indirectly as a result of being the sole general partner of Sessa Capital, (iii) Sessa Capital IM, L.P., indirectly as a result of being the investment adviser for Sessa Capital, (iv) Sessa Capital IM GP, LLC, indirectly as a result of being the sole general partner of Sessa Capital IM, L.P., and (v) John Petry, indirectly as a result of being the manager of Sessa Capital GP, LLC and Sessa Capital IM GP, LLC. Andrew Moin, an Analyst and Partner with Sessa Capital, is a member of the board of directors of the Company. Mr. Moin disclaims beneficial ownership of the reported securities. Sessa Capital is subject to a 4.99% blocker on all shares of Series A Preferred Stock and shares of Series B Preferred Stock held or to be held by Sessa Capital. The principal business address of the persons and entities listed above is 888 Seventh Avenue, 30th Floor, New York, NY 10019.

(2)

Consists of 42,850,000 shares of Common Stock held by RA Capital Healthcare Fund, L.P. (“RACHF”) issuable upon conversion of 428,500 shares of Series B Preferred Stock following receipt of stockholder approval. RACHF is subject to a 9.99% blocker on all shares of Series B Preferred Stock and Warrants held by RACHF. RA Capital Management, L.P. is the investment manager for RACHF. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. Each of RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah may be deemed to have voting and investment power over the securities held by RACHF. RA Capital Management, L.P., RA Capital Management GP, LLC, Mr. Kolchinsky and Mr. Shah disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The principal business address of the persons and entities listed above is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(3)

Consists of 28,550,000 shares of Common Stock issuable upon conversion of (a) 114,200 shares of Series B Preferred Stock held directly by Aventis Inc., (b) 114,200 shares of Series B Preferred Stock issuable upon exercise of the Enrollment Date Warrant held directly by Aventis Inc., and (c) 57,100 shares of Series B Preferred Stock issuable upon exercise of the Release Date Warrant held directly by Aventis Inc. Aventis Inc. is a wholly owned subsidiary of Sanofi S.A., a French société anonyme (limited liability company), which may be deemed to have voting and dispositive power over the securities held by Aventis Inc. The address of Aventis Inc. is c/o Sanofi – Global Alliance Management, 450 Water Street, Cambridge, MA 02141. The shares of Series B Preferred Stock, Enrollment Date Warrant and Release Date Warrant held directly by Aventis Inc. are each subject to a 4.99% blocker.

(4)

Consists of 25,931,000 shares of Common Stock held by Vivo Opportunity Fund Holdings, L.P., issuable upon conversion of 259,310 shares of Series B Preferred Stock, and 2,619,000 shares of Common Stock held by Vivo Opportunity Cayman Fund, L.P. issuable upon conversion of 26,190 shares of Series B Preferred Stock following receipt of stockholder approval. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity Cayman, LLC is the general partner of Vivo Opportunity Cayman Fund, L.P. The voting members of each of Vivo Opportunity, LLC and Vivo Opportunity Cayman, LLC are Kevin Dai, Gaurav Aggarwal, Frank Kung and Shan Fu, none of whom has individual voting or investment power with respect to the shares held by Vivo Opportunity Fund Holdings, L.P. or Vivo Opportunity Cayman Fund, L.P. The address of the individuals and entities referenced in this footnote is 192 Lytton Avenue, Palo Alto, California 94301. These entities are subject to a 9.99% blocker.

(5)

Consists of 28,550,000 shares of Common Stock held by Commodore Capital Master LP, issuable upon conversion of 285,500 shares of Series B Preferred Stock following receipt of stockholder approval. Commodore Capital LP is the investment manager to Commodore Capital Master LP and may be deemed to beneficially own the shares held by Commodore Capital Master LP. Michael Kramarz and Robert Egen Atkinson are the managing partners of Commodore Capital LP and exercise investment discretion with respect to these shares. Commodore Capital LP and Commodore Capital Master LP have shared voting and dispositive power with respect to these Shares. The address of Commodore Capital LP and Commodore Capital Master LP is 444 Madison Avenue, 35th Floor, New York, NY 10022. These entities are subject to a 9.99% blocker.

(6)

Consists of 9,524,000 shares of Common Stock held by CDK Associates, LLC (“CDK”), issuable upon conversion of 95,240 shares of Series B Preferred Stock following receipt of stockholder approval. CDK may be deemed to be beneficially owned by (i) Caxton Corporation, the manager of CDK and (ii) Bruce Kovner, the chairman and sole shareholder of Caxton Corporation. Each of Caxton Corporation and Bruce Kovner disclaims beneficial ownership of these shares except to the extent of its or his pecuniary interest, if any, therein. The selling stockholder’s address is 731 Alexander Road, Building 2, Suite 500, Princeton, New Jersey 08540. CDK is subject to a 4.99% blocker.

(7)

Consists of 595,000 shares of Common Stock held by Third Street Holdings, LLC (“Third Street”), issuable upon conversion of 5,950 shares of Series B Preferred Stock following receipt of stockholder approval. Peter P. D’Angelo controls Third Street and may deemed to beneficially own the securities held by Third Street. Mr. D’Angelo expressly disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein. The address of Third Street is 731 Alexander Road, Building 2, Suite 500, Princeton, NJ 08540. Third Street is subject to a 4.99% blocker.

(8)

Consists of 6,155,000 shares of Common Stock held by Spruce Street Aggregator L.P. (“Spruce Street Aggregator”), issuable upon conversion of 61,550 shares of Series B Preferred Stock, and 5,176,000 shares of Common Stock held by Blackstone Annex Master Fund L.P. (“Annex Fund”), issuable upon conversion of 51,760 shares of Series B Preferred Stock following receipt of stockholder approval. Blackstone Alternative Asset Management Associates LLC is the general partner of Spruce Street Aggregator and Annex Fund. Blackstone Holdings II L.P. is the sole member of Blackstone Alternative Asset Management Associates LLC. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone Inc. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the securities beneficially owned by Spruce Street Aggregator directly or indirectly controlled by it or him, but each (other than Spruce Street Aggregator and Annex Fund to the extent of their direct holdings) disclaims beneficial ownership of such securities. The address of each of Spruce Street Aggregator and Annex Fund, Mr. Schwarzman and each of the Blackstone entities listed is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. These entities are subject to a 4.99% blocker.

(9)

Consists of 8,830,500 shares of Common Stock held by Spruce Street Capital Master Fund LP (“Master Fund”), issuable upon conversion of 88,305 shares of Series B Preferred Stock, and 1,919,500 shares of Common Stock issuable upon conversion of 19,195 shares of Series B Preferred Stock held by a separate account client (the “Account”) for which Spruce Street Capital LP (the “Spruce Advisor”) acts as discretionary investment manager (such account, together with the Master Fund, the “Spruce Funds”) following receipt of stockholder approval. Simon Basseyn and Alex Ryan Rosen have shared voting and dispositive power with respect to such securities and expressly disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The address of the Spruce Advisor, the Master Fund and the Account is 777 Third Avenue, Suite 1704, New York, NY 10017. The Master Fund and the Account are subject to a 4.99% blocker.

(10)

Consists of 8,830,500 shares of Common Stock held by Spruce Street Capital Master Fund LP (“Master Fund”), issuable upon conversion of 88,305 shares of Series B Preferred Stock, and 1,919,500 shares of Common Stock issuable upon conversion of 19,195 shares of Series B Preferred Stock following receipt of stockholder approval held by a separate account client (the “Account”) for which Spruce Street Capital LP (the “Spruce Advisor”) acts as discretionary investment manager (such account, together with the Master Fund, the “Spruce Funds”). Simon Basseyn and Alex Ryan Rosen have shared voting and dispositive power with respect to such securities and expressly disclaim beneficial ownership of such securities except to the extent of any pecuniary interest therein. The address of the Spruce Advisor, the Master Fund and the Account is 777 Third Avenue, Suite 1704, New York, NY 10017. The Master Fund and the Account are subject to a 4.99% blocker.

(11)

Consists of 7,125,000 shares of Common Stock held by Forge Biotech Fund LP, inclusive of Series B Preferred Stock and Preferred Warrant Shares. Forge Biotech Fund GP Limited (“Forge GP”) is the general partner of Forge Biotech Fund LP. Any two directors of Forge GP have the power to vote or dispose of the shares held of record by Forge Biotech Fund LP. The current members of the Forge GP board are Andrew Le Gal, Chantel Roosen, Megan Connolly and Panicos Papageorgiou, and each may be deemed to have beneficial ownership over the shares held of record by Forge LP. The address of the individuals and entities referenced in this footnote is 2nd Floor, Gaspe House, 66-72 Esplanade, St. Helier, JE1 1GH, Jersey. These entities are subject to a 4.99% blocker.

(12)

Consists of 7,125,000 shares of Common Stock held by Woodline Master Fund L.P. (“Woodline”), issuable upon conversion of 71,250 shares of Series B Preferred Stock following receipt of stockholder approval. Woodline Partners LP, or Woodline Partners, serves as the investment manager of Woodline and may be deemed to be the beneficial owner of the shares. Woodline Partners disclaims any beneficial ownership of these shares. The address of the foregoing entities is 4 Embarcadero Center, Suite 3450, San Francisco, CA 94111. These entities are subject to a 9.99% blocker.

(13)

Consists of 5,775,000 shares of Common Stock held by Atlas Private Holdings (Cayman) Ltd., (“Atlas”), issuable upon conversion of 57,750 shares of Series B Preferred Stock following receipt of stockholder approval. Balyasny Asset Management L.P. is Atlas’ investment adviser. Dmitry Balyasny, via intermediate entities, manages Balyasny Asset Management L.P. and has voting and investment control over the reported securities. The address and principal office of Balyasny Asset Management L.P. is 767 5th Avenue, 35th Floor New York, NY 10153. These entities are subject to a 9.99% blocker.

(14)

Consists of 5,025,000 shares of Common Stock held by ATW Master Fund V LP (the “ATW Fund”) issuable upon conversion of 50,250 shares of Series B Preferred Stock, following receipt of stockholder approval. The Total Shares of Common Stock beneficially owned Before the Offering also includes 1,075,210 shares of Common Stock consisting of 122,830 shares of Common Stock currently outstanding, and 952,380 shares of Common Stock issuable upon conversion of 6,000 shares of Series A Shares underlying outstanding Preferred Stock Warrants. Antonio Ruiz-Gimenez and Kerry Propper are the managing members (the “ATW Managing Members”) of the ATW Fund’s investment manager, ATW Partners Opportunities Management LLC (the “Adviser”). The ATW Fund, Adviser and the ATW Managing Members may be deemed to have shared voting and dispositive power over the securities held by ATW Fund and each disclaims beneficial ownership of the shares held by ATW Fund. The address of ATW Fund is 1 Pennsylvania Plaza, Suite 4810, New York, NY 10119. These entities are subject to a 9.99% blocker.